

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 30, 2008

via U.S. mail and facsimile

Patrick Hassey, Chief Executive Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, Pennsylvania   15222-5479

      RE: Allegheny Technologies Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2008
              Filed May 9, 2008
              Definitive Proxy Statement
              Filed March 25, 2008
              File No. 001-12001

Dear Mr. Hassey:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

    1.   In future filings, please address the extent to which any of your segments is dependent on a single customer, or a few customers, the loss of any one or more

of which would have a material adverse effect on the segment. We note, for example, that your high performance metals segment serves the aerospace and defense industries—which accounted for approximately 31% of your sales during fiscal year 2007—by providing a variety of metals, including alloys for commercial and military jet engines. Due to consolidation in the aerospace and defense industries, it seems possible that while there may be fewer customers for your products some of those customers may now be purchasing more products from your high performance metals segment. Please see Item 101(c)(1)(vii) of Regulation S-K. In addition, we believe your business section disclosure would be enhanced if you included more information about the types of customers to which your segments sell their products and the uses to which those customers put those products. For example, if true, you could note that your high performance metals segment provides alloys to GE Aviation that are used to make components for jet engines.

2. We note your discussion on page 15 of risks associated with government contracts, particularly the fact that some of your operating companies perform work directly for the U.S. government. In future filings please address whether any material portion of your business might be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. or other governments. Please see Item 101(c)(1)(ix) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition . . ., page 21

Financial Condition and Liquidity, page 37

3. We note your statement on page 37 that you "have no off-balance sheet financing relationships with variable interest or structured finance entities." This statement is narrower than the scope of the off-balance sheet arrangements disclosure requirement contained in Item 303(a)(4) of Regulation S-K. In future filings, please address all off-balance sheet arrangements contemplated by Item 303(a)(4) of Regulation S-K.

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, p.48

4. In future filings, please disclose the extent to which financial instruments used to manage commodity and energy exposures have impacted the corresponding financial statement line items. Disclose also the extent to which future energy and commodity requirements are covered by existing financial instruments. Such disclosure is necessary for readers to fully understand the significance of these activities. If the amounts are immaterial, then please disclose that fact.

Note 11 – Financial Information for Subsidiary Guarantors, p. 75

5. The December 31, 2007 and 2005 statements of cash flows report that the parent generated operating cash flows even though it has no cash and generates no revenue. Given the materiality of these amounts to consolidated operating cash flow, please tell us the source of these cash flows. The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant. Note that the reported cash flow balances should only be impacted by actual cash transactions occurring during the period.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

General

6. Please provide us with an expanded description and accounting analysis of the transactions underlying the $49.6 million reclassification referenced in Note 3. The existing disclosure addresses a share repurchase but it is not clear whether a repurchase occurred during the March 31, 2007 quarter. Further, it is not clear why the adjustment caused a decrease in reported financing cash flows instead of an increase as described in paragraph 19.e. of SFAS 95, if applicable. We note that this issue appears to also have a material impact on reported December 31, 2007 financing cash flows.

Proxy Statement for 2008 Annual Meeting of Stockholders

Compensation Discussion and Analysis, page 26

7. We note that your compensation discussion and analysis disclosure contains information about compensation programs available to all of your managerial employees. While some of this information is applicable to your named executive officers, some of it is not, such as the information about your discretionary bonus plan—for which your executive officers are ineligible. Your compensation discussion and analysis disclosure should focus on your named executive officers. In future filings please focus your compensation discussion and analysis disclosure on providing clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers. In addition, please strive to make this section easier to read by, for example, eliminating redundancies and omitting discussions that are not directly related to your named executive officers. Please see Item 402(a) and (b) of Regulation S-K.

8. We note that throughout your compensation discussion and analysis disclosure you make reference to your compensation committee receiving advice from

outside advisors and other unspecified parties. In future filings please identify the parties from whom your compensation committee receives advice or with which the committee consults.

9. In future filings, please consider adding illustrations to demonstrate the operation of the formulas or measures used to determine the size of payouts under the equity and non-equity compensatory plans in which your named executive officers participate.

10. In future filings, please disclose how threshold, target and maximum targets are set for the Annual Incentive Plan and the Key Executive Performance Plans and why your compensation committee selected those targets.

Summary Compensation Table, page 39

11. We note your footnote disclosure to the non-equity incentive plan compensation column in the summary compensation table. The footnote disclosure does not provide sufficient information to enable an investor to determine how much of the total reported amount in the non-equity incentive plan compensation column for each year was contributed by each plan. In future filings, please itemize by plan name and dollar amount each of the components that together constitute the dollar amount reported in the non-equity incentive plan compensation column for each year.

Grants of Plan-Based Awards for 2007, page 41

12. We note that you have not disclosed the specific numerical targets for the performance goals for your 2007 Annual Incentive Plan and your actual performance with respect to meeting those targets. Similarly, you have not disclosed the operational goals for your Key Executive Performance Plans or the performance criteria for your Performance/Restricted Stock Program. As these targets and goals appear to be material to your decisions regarding the amount of compensation and awards granted under these plans, you must disclose them, or tell us supplementally why disclosure of the targets would be likely to cause you substantial competitive harm. As noted in Instruction 4 to Item 402(b), this is the same standard that would apply to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 if you have questions concerning comments related to legal matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief